Exhibit 21.1
Workhorse Group Inc.
List of Subsidiaries

•Workhorse Technologies Inc., and Ohio corporation
•Horsefly Inc., a Nevada corporation
•Workhorse Motor Works Inc., an Indiana corporation
•Workhorse Properties Inc., an Ohio corporation
•Stables & Stalls LLC, a Delaware LLC
◦Stables & Stalls Real Estate I LLC, a Delaware LLC (a Stables & Stalls LLC subsidiary)
•RouteHorse LLC, a Delaware LLC
◦ESG Logistics Corp., an Ohio corporation (a RouteHorse LLC subsidiary)